Exhibit 21

Professional Diversity Network, Inc.

Subsidiaries

As of March 31, 2022

Subsidiary	Jurisdiction of Incorporation or Formation
NAPW, Inc.	Delaware
RemoteMore USA, Inc.	Delaware
Discontinued operations: PDN (Hong Kong) International Education Ltd	Hong Kong
PDN(Hong Kong)International Education Information Co., Ltd	Hong Kong
PDN (China) International Culture Development Co. Ltd.	People’s Republic of China